SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                            TRIKON TECHNOLOGIES, INC.
                            -------------------------
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                           --------------------------
                         (Title of Class of Securities)

                                   896187 40 8
                             ----------------------
                                 (CUSIP Number)

                      SPINNER GLOBAL TECHNOLOGY FUND, LTD.
                         C/O CITCO NV, KAYA FLAMBOYAN 9
                              P.O. BOX 812, CURACAO
                              NETHERLANDS ANTILLES
                                  599973221911
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                               BRUCE A. RICH, ESQ.
                            THELEN REID & PRIEST LLP
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                  212-603-2000

                                  MAY 12, 2003
                           --------------------------
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ].

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 896187 40 8                 13D                     PAGE 2 OF 10 PAGES
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     1    NAME OF REPORTING PERSON

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            Spinner Global Technology Fund, Ltd.
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     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |_|
                                                                         (b) |_|
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     3    SEC USE ONLY

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     4    SOURCE OF FUNDS*

          WC
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     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                     |_|
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     6    CITIZENSHIP OR PLACE OF ORGANIZATION

            British Virgin Islands
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        NUMBER OF       7    SOLE VOTING POWER
          SHARES
       BENEFICIALLY          1,566,523 shares (including 92,593 shares subject
         OWNED BY            to presently exercisable warrants)
           EACH
        REPORTING
       PERSON WITH
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                        8    SHARED VOTING POWER

                             - 0 -
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                        9    SOLE DISPOSITIVE POWER

                             1,566,523 shares (including 92,593 shares subject
                             to presently exercisable warrants)
--------------------------------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

                             - 0 -
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,566,523 shares (including 92,593 shares subject to presently exercisable warrants)
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                    |_|
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    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.1%
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    14    TYPE OF REPORTING PERSON

          CO
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


ITEM 1.   SECURITY AND ISSUER
          -------------------

          The Schedule 13D filed with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2003 (the "Initial Schedule"), relating to the common stock, no par value (the "Common Stock"), of Trikon Technologies, Inc., a Delaware corporation (the "Company"), is amended to furnish additional information set forth herein. All capitalized terms not otherwise defined shall have the meaning ascribed to such terms in the Initial Schedule.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

          (a) and (b) The person filing this statement is Spinner Global Technology Fund, Ltd. (the "Reporting Person"). The Reporting Person's address is C/O Citco NV, Kaya Flamboyan, P.O. Box 812, Curacao, Netherlands Antilles.

ITEM 3.   PURPOSE OF THE TRANSACTION
          --------------------------

          Item 4 is hereby amended to add the following:

          On May 7, 2003, Bryan MacDonald and Jean-Louis Fatio, directors of the Reporting Person, met with Jihad Kiwan, President, CEO and a director of the Company, to discuss the inclusion of a designee of the Reporting Person as a director of the Company. During the discussion, Dr. Kiwan mentioned that after the 2003 Meeting the Board of Directors intended to increase the number of directors to eight from six and to elect two designees of Dr. Kiwan to fill the vacancies. He suggested that to resolve the Reporting Person's request, a Reporting Person designee would also be added at that time, subject to Board approval. Mr. MacDonald responded that the suggestion was a good solution, however, for reasons of proper disclosure, he felt that the Company should accelerate the increase in the number of directors and have these additional persons be part of the slate to be voted on by the stockholders at the 2003 Meeting, even if the Meeting date had to be delayed.

          On May 8, Mr. MacDonald called Dr. Kiwan as a follow-up to their meeting. During this telephone conversation, Mr. MacDonald reiterated what they had discussed in person. Dr. Kiwan stated that Peter Simone, a prior designee of the Reporting Person, was not acceptable to the Board, and the Reporting Person should propose someone else as a director. Mr. MacDonald recommended William W.R. Elder and said that Dr. Elder was already known to several Trikon directors by reason of his experience in the semiconductor industry. Dr. Kiwan said that the Company Board of Directors would meet either Friday, May 9 or Monday, May 12 to consider the proposal. Immediately after this telephone conversation, Mr. MacDonald sent by e-mail to Dr. Kiwan background information on Dr. Elder.

          On May 9, Mr. MacDonald faxed a letter to Dr. Kiwan as a clarification of Dr. Kiwan's proposed resolution. In this letter, Mr. MacDonald confirmed his understanding that the Company Board would be increased to nine persons and Dr. Elder would be included on the Company slate together with the six present nominees plus Dr. Kiwan's two designees. Mr. MacDonald also expressed that if Dr. Elder were added to the management slate, the Reporting Person would vote its shares of the Common Stock in favor of the Company's 2003 Omnibus Incentive Plan. A copy of Mr. MacDonald's letter is annexed hereto as Exhibit 3.

          On May 12, counsel to the Company called counsel to the Reporting Person to advise that the Company Board of Directors rejected the proposal. At that time, counsel to the Reporting Person advised counsel to the Company that the Reporting Person intended to solicit proxies at the 2003 Meeting for Peter Simone and Dr. Elder, and also against the 2003 Omnibus Incentive Plan.

          On May 12, the Reporting Person filed preliminary proxy material with the SEC.

          The Reporting Person entered into a Nominee Agreement and Consent with each of Dr. Elder and Mr. Simone, in the form annexed hereto as Exhibit 4.

          The Reporting Person has no present intention to engage or cause the Company to engage in any of the transactions or activities specified in paragraphs (a) through (j) of this Item 4 other than as set forth in the immediately preceding paragraphs herein. However, the Reporting Person reserves the right, either individually or together with other persons, to act in respect of its interest in the Company in accordance with its best judgment in light of the circumstances existing at the time, which may include purchasing or selling shares of the Company's Common Stock.

ITEM 4.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE ISSUER
          ---------------------------

          See the agreements being included as exhibits to this Schedule.

ITEM 5.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          No.  Description
          ---  -----------

          3. Letter, dated May 9, 2003, from the Reporting Person to Dr. Jihad Kiwan, President and CEO of Trikon Technologies, Inc.

          4.   Form of Nominee Agreement and Consent.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: May 13, 2003

                                       SPINNER GLOBAL TECHNOLOGY
                                       FUND, LTD.


                                       By: /s/ Arthur C. Spinner
                                          --------------------------------------
                                               Name:  Arthur C. Spinner
                                               Title: Director


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